UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For December 26, 2017.

Commission File Number: 001-34958

CHINA XINIYA FASHION LIMITED

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People’s Republic of China (86) 1365 5939 932

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Notification of Transfer of Listing to NYSE American and

Announcement of Transfer to NYSE American and ADS-to-Share Ratio Change

On December 26, 2017, China Xiniya Fashion Limited (the “Company”) notified the New York Stock Exchange (“NYSE”) that (i) it has applied to list its ADRs from NYSE to NYSE American LLC (“NYSE American”), (ii) the transfer to the NYSE American (the “Transfer”) was approved by the Company’s Board of Directors on December 10, 2017, and (iii) in connection with the Transfer it  intends to file a Form 25 on or about January 8, 2018.

On December 26, 2017, the Company announced the anticipated Transfer in a press release. In addition, the Company announced that the Company and Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), have entered into an amendment to the current Deposit Agreement governing outstanding ADRs pursuant to which, each American depositary share ("ADS") will represent forty-eight ordinary shares, par value $0.00005 per share (“Shares”) of the Company rather than the current sixteen Shares represented before such amendment (the “Ratio Change”). The effective date of the Ratio Change will be announced by the Depositary and is expected to be on December 28, 2017.

A copy of the press release announcing the anticipated Transfer and the Ratio Change is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Press release dated December 26, 2017 Announcing the Transfer to NYSE American and ADS-to-Share Ratio Change

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

Date: December 26, 2017	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer

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